

AVALON
RARE METALS INC.
MATERIALS FOR CLEAN TECHNOLOGY

# PRESIDENT'S LETTER 2011

**2011** was an eventful year for Avalon Rare Metals Inc. ("Avalon" or the "Company") which saw the Company's market valuation reach an all-time high as we steadily advanced the development of the Nechalacho rare earth element ("REE") deposit toward completion of a Bankable Feasibility Study ("BFS") and as investor interest in the sector grew.

Since last December, we have achieved a number of key milestones and, as a company, we have matured from a pure exploration company to a mineral development company with a staff of over 30 employees and consultants. On a project level, we released an updated Prefeasibility Study ("PFS") with improved economics for Nechalacho in July and continued to advance the project on all fronts including product marketing, permitting, environmental assessment, aboriginal engagement, mine engineering, metallurgical process development and definition drilling of the deposit. Unfortunately, we also experienced tragedy later in the year with a charter plane crash in Yellowknife that resulted in the deaths of the two pilots and injuries to our personnel and site visitors.

On a corporate level, we listed our shares on the NYSE Amex in late December 2010, resulting in greatly increased liquidity for our shareholders. The timing of the NYSE Amex listing coincided with intense international media coverage of China's decision to reduce REE export quotas, sparking a wave of speculative interest in rare earths equities of which Avalon was one of only three listed in the US. This factor coupled with a dramatic increase in REE prices, sustained a high level of investor interest throughout the first half of the year and took our share price on a "roller-coaster ride" reaching an all-time high in April on the TSX of $9.65, and on the NYSE Amex of US$10.11 per share.

The high level of investor interest in 2011 created favourable circumstances for equity financing that we took advantage of, with a $44.7 million offering of common shares in July led by Citigroup and Dahlman Rose, where we were successful in raising all the remaining capital we will require to complete our BFS. We currently have over $60 million in cash in our treasury and no debt.


AVALON
RARE METALS INC.
AVALON
AVL
LISTED
NYSE
AMEX

Our investor relations programs in 2011 succeeded in expanding our investor audience internationally, through direct marketing, media coverage and conference participation. Also, six investment dealers initiated research coverage on Avalon in 2011, namely Mackie Research Capital, CIBC World Markets, Dahlman Rose & Co., Jacob Securities Inc., Roth Capital Partners and most recently Citigroup. Trading activity in the Company's shares continues to be driven largely by external factors such as Chinese REE export policy and commodity price movement. We expect to see continued volatility in 2012 as new policy announcements emerge against the backdrop of uncertain global capital markets.

In July, we updated the 2010 PFS Economic Model for the Nechalacho deposit to reflect a new mine plan based on the Company's January 2011 mineral resource update, as well as higher forecasted product prices. The updated PFS demonstrated significant improvements to the economics of the project, yielding a 39% Internal Rate of Return ("IRR") on a pre-tax basis (compared to 14% in the original study) and a 34% IRR on an after-tax basis (compared to 12% in the original study).

Our product sales and marketing initiatives achieved substantial progress during the year as we signed four Memorandums of Understanding with Asian industrial companies with the objective of entering into off-take agreements and strategic partnerships.

We also continue to make progress on our BFS. During the year, we successfully advanced our metallurgical process development programs with the completion of three mini-pilot plant trials of our flotation process and collection of a 40 tonne bulk sample for a full scale pilot plant trial scheduled to get underway this month. This bulk sample will also provide the concentrate for similar pilot trials in 2012 of our hydrometallurgical (acid bake) process which has now been proven at the bench scale. Despite slower than anticipated progress in 2011, we remain optimistic that our BFS can be completed around the end of calendar 2012.

While the advancement of the Nechalacho deposit remains the Company's top priority, we continue to look at opportunities to develop our other rare metals projects. This is consistent with our strategy of becoming a diversified rare metals producer with a broad range of rare metals and minerals products to offer our customers.

Following an expression of interest received from an international industrial minerals company, we resumed work on our Separation Rapids (lithium minerals) and Warren Township (calcium feldspar) projects. Late in the year we delivered bulk samples of mineralized material from both properties for detailed evaluation and if the results are positive, and customers are identified, we contemplate that the two companies would partner to develop the projects to production. These projects offer the potential for cash flow in advance of bringing Nechalacho to production.

With Nechalacho maturing from an exploration project to a development project, our exploration team can now turn its attention to exploring for new rare metals deposits. To this end, new early stage exploration properties were acquired in the south-western U.S. and in New Brunswick in 2011 and two other opportunities are under consideration. An excellent rare metals target has been identified on the new Spor Mountain project in Utah, which the Company will drill test in 2012.

In 2011, we significantly strengthened our management team with the addition of Brian Chandler as Senior Vice-President and Chief Operating Officer. Brian is a Mining Engineer with over 30 years of operations experience at various mines around the world and prior to joining Avalon served as Senior Vice President and Managing Director for the African operations of IAMGOLD Corp. Brian has a strong reputation as a leader and strategic thinker who makes health and safety in the work place his first priority. The management team was further strengthened during the year with the additions of Richard Pratt as Vice-President, General Counsel and Corporate Secretary, and Mark Wiseman as Vice-President, Sustainability.


Y Gd
La Tb
Ce Dy
Pr Ho
Nd Er
Pm Tm
Sm Yb
Eu Lu

# Our Vision

**To be the leading integrated supplier of technology metals and minerals for a more sustainable world**

Also, operational experience at the Board level was strengthened this year with the addition of Mr. Richard Morland to the Company's Board of Directors in September. Richard is a mining engineer, resident in Yellowknife, with extensive operations experience in the north having held the positions of Vice President of Operations at the Ekati Diamond Mine and President and Chief Operating Officer of BHP Billiton Diamonds Inc.

In January 2011, we affirmed our commitment to the principles of Corporate Social Responsibility and Health and Safety in the workplace with the launch of our "CSR Roadmap". This was a significant initiative for Avalon, demonstrating our strong commitment to transparency in documenting our CSR performance which we hope will broaden the appeal of our Company to socially responsible investors. Building on this initiative, I am pleased to announce that, in the first quarter of 2012, Avalon will publish its first comprehensive CSR Annual Report produced in compliance with the guidelines established under the Global Reporting Initiative (GRI).

I anticipate another exciting year for Avalon in 2012 as we close in on the completion of the BFS on Nechalacho and prepare to initiate construction in 2013. Among the many other corporate and project initiatives, we look forward to attracting one or more strategic partners to the Nechalacho project and arranging our first product off-take agreements, advancing our exploration programs for new rare metals deposits, publishing our first comprehensive CSR Annual Report, and launching a new corporate website with enhanced video content.

We will also continue to build our operations team as we steadily advance towards our goal of becoming a global leader in the production of heavy rare earths outside China.

On behalf of senior management and the Board of Directors, I would like to thank all of our staff, technical advisors and consultants for your commitment to advancing our projects in a safe, responsible and professional manner. Our production target of late 2015 is now one year closer and more exciting times are ahead.

And finally, I would like to thank you, our shareholders, for your continued support and loyalty during this eventful year. Our belief that the rare metals would eventually emerge from relative obscurity into the mainstream has been realized and rewarded with enhanced shareholder value. Consequently Avalon finds itself well positioned to complete its transformation from an exploration company to a profitable producer and a leader in social responsible mineral development.

On behalf of the Board,

Donald S. Bubar
*President & CEO*
December 21, 2011

## CORPORATE DIRECTORY

**TSX & NYSE AMEX: AVL**

### Board of Directors
- Alan Ferry, CFA, Chairman
- Donald S. Bubar, M.Sc., P.Geo
- David Connelly, CStJ, CD, MBA, B.Comm
- Phil Fontaine, BA, LL.D
- Brian D. MacEachen, CA
- Peter McCarter, BA, LL.B, MBA
- Richard Morland, B.Eng
- Hari Panday, CGA, BA

### Officers
- Donald S. Bubar, M.Sc., P.Geo
  *President & CEO*
- R.J. (Jim) Andersen, CA, CPA
  *CFO and VP Finance*
- Brian Chandler, P.Eng
  *COO and Senior VP*
- Cindy Hu, CA, CPA, CGA
  *Controller*
- William Mercer, Ph.D., P.Geo
  *VP Exploration*
- Pierre Neatby, BA Econ
  *VP Sales & Marketing*
- Richard Pratt, B.Comm (Hon.), LL.B
  *VP General Counsel & Corporate Secretary*
- David Swisher, B.Sc.
  *VP Operations*
- Mark Wiseman, B.Sc. (Hon.), MBA
  *VP Sustainability*

### Corporate Headquarters
130 Adelaide Street West, Suite 1901
Toronto, Ontario M5H 3P5 Canada
Tel: (416) 364-4938 • Fax: (416) 364-5162
Email: office@avalonraremetals.com
Website: www.avalonraremetals.com

### Operations Office
Unit 330 – 6165 Hwy 17
Delta, British Columbia V4K 5B8 Canada
Tel: (604) 940-3800 • Fax: (604) 940-3808

### Exchange Listings
Toronto Stock Exchange (Canada): AVL
NYSE Amex (USA): AVL

### Transfer Agent
Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1
Toll Free: 1 (866) 393-4891 • Phone: (416) 361-0152
Email: investor@equityfinancialtrust.com

### Legal Counsel
Cassels Brock
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2
Phone: (416) 869-5300

### Auditors
McCarney Greenwood LLP Chartered Accountants
10 Bay Street, Suite 600
Toronto, ON M5J 2R8
Phone: (416) 362-0515

### Investor Relations
Phone: (416) 364-4938
Email: ir@avalonraremetals.com
- Virginia Morgan, B.Comm
  *Director, Communications & Investor Relations*
- Ron Malashewski, P.Eng
  *Manager, Investor Relations*

### Social Media
facebook.com/AvalonRareMetals
twitter.com/AvalonRareMetal
youtube.com/AvalonRareMetals
linkedin.com/company/avalon-rare-metals-inc.

